 1-A/A LIVE 0001657737 XXXXXXXX 024-10494 true false false XXXXXXXX AdvantaMeds Solutions USA Fund I, Inc. NV 2015 0001657737 5912 00-0000000 0 4 20511 ABBEY DRIVE FRANKFORT IL 60423 612-964-7334 Mr. Geoff Thompson Other 1000.00 0.00 0.00 0.00 1000.00 0.00 0.00 0.00 1000.00 1000.00 0.00 0.00 0.00 0.00 0.00 0.00 Common Stock 36000000 None Common Stock Preferred Stock 0 None Preferred Stock 0 None true true false Tier1 Unaudited Equity (common or preferred stock) N N N Y N N 200000 0 100.00 100.00 0.00 0.00 0.00 100.00 TBD FINRA Broker Dealer 2000000.00 Approx Offering Costs 50000.00 New York 1200.00 17948800.00 false true NY NY true